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                             June 26, 2020

       Vivek Ranadive
       Chairman and Co-Chief Executive Officer
       BowX Acquisition Corp.
       2400 Sand Hill Rd Suite 200
       Menlo Park, CA 94025

                                                        Re: BowX Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 1,
2020
                                                            CIK No. 0001813756

       Dear Mr. Ranadive:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary Financial Data, page 34

   1. Please expand your disclosure in the table to also include the "as adjusted" amounts as of May 26, 2020
assuming consummation of the offering.
              You may contact Sonya Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
       Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
       551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.
 Vivek Ranadive
BowX Acquisition Corp.
June 26, 2020
Page 2
                                      Sincerely,
FirstName LastNameVivek Ranadive
                                      Division of Corporation Finance
Comapany NameBowX Acquisition Corp.
                                      Office of Energy & Transportation
June 26, 2020 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName